EXHIBIT 99.1

MAG Announces Preliminary Results of Election by Shareholders Regarding Form of Consideration

All amounts expressed in U.S. dollars unless otherwise indicated.

VANCOUVER, British Columbia, Aug. 28, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces today that the preliminary results of the elections made by MAG shareholders of record regarding the form of consideration they wish to receive in connection with the previously announced plan of arrangement (the “Arrangement”) whereby Pan American Silver Corp. (“Pan American”) will acquire all of the issued and outstanding common shares of the Company (“MAG Shares”). As previously announced, the deadline to have made such an election was 2:00 p.m. (Vancouver time) on August 27, 2025 (the “Election Deadline”).

All required key approvals and authorizations to consummate the Arrangement have been obtained, including Mexican competition approval, Canadian competition approval, the approval of MAG shareholders, the final order of the Supreme Court of British Columbia, and the conditional approval of the Toronto Stock Exchange and the New York Stock Exchange. The parties expect to close the Arrangement on or about September 4, 2025, subject to the satisfaction or waiver of customary closing conditions.

Pursuant to the arrangement agreement dated May 11, 2025, as amended on May 30, 2025 and June 6, 2025 between MAG and Pan American (the “Arrangement Agreement”), registered holders of MAG Shares were entitled to elect, prior to the Election Deadline, to receive either:

(i)	$20.54 in cash for each MAG Share held (the “Cash Consideration”); or

(ii)	$0.0001 in cash and 0.755 of a common share (each whole share, a “Pan American Share”) of Pan American for each MAG Share held (the “Share Consideration” and, together with the Cash Consideration, the “Consideration”), in each case, subject to proration in connection with the Arrangement.

As previously disclosed, any holder of MAG Shares who failed to make a proper election in respect of their MAG Shares prior to the Election Deadline, or who chose not to make an election, will be deemed to have elected to receive, for each MAG Share held by such person, the Share Consideration, subject to proration. The Cash Consideration and the Share Consideration are each subject to proration provisions, such that the aggregate consideration paid to all MAG shareholders will consist of $500 million in cash and the remaining Consideration paid in Pan American Shares. Accordingly, a MAG shareholder may receive both cash and Pan American Shares in exchange for MAG Shares, regardless of such holder’s election to receive the Cash Consideration or the Share Consideration.

Based on available information as of the Election Deadline, the preliminary results of the consideration election are as follows:

  MAG shareholders of record of approximately 1.71% of the outstanding MAG Shares elected to receive the Cash Consideration;
  MAG shareholders of record of approximately 30.55% of the outstanding MAG Shares elected to receive the Share Consideration; and
  MAG shareholders of record of approximately 67.74% of the outstanding MAG Shares did not make a valid election or did not deliver a valid letter of transmittal and election form prior to the Election Deadline and accordingly were deemed to have elected to receive the Share Consideration, in each case, subject to proration.

The foregoing results are preliminary only, and final certified results are not expected to be available until shortly before closing. After the final results of the election process are determined, the final allocation of the Consideration will be computed in accordance with the Arrangement Agreement.

Additional information regarding the Arrangement and the procedure for the exchange of MAG Shares for the Consideration is provided in the Company’s management information circular dated June 6, 2025 (the “Circular”). The Circular is available under the Company’s SEDAR+ profile at www.sedarplus.ca and on the Company’s website at https://magsilver.com/investors/#pan-american-meeting.

Following completion of the Arrangement, the MAG Shares are expected to be delisted from the Toronto Stock Exchange and NYSE American LLC. An application has been made for MAG to cease to be a reporting issuer in the applicable jurisdictions, subject to the completion of the Arrangement.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements and Information

Certain information contained in this release are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to the timing, satisfaction of closing conditions, consummation and terms of the Arrangement; the final election results; and final results of the Consideration payable pursuant to the Arrangement.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: the satisfaction of closing conditions to the Arrangement; the timing of the consummation of the Arrangement; the absence of a material adverse effect to either the Company or Pan American; the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; ore grades and recoveries; the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of the Company’s operations; no unplanned delays or interruptions in scheduled production; the Company’s ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, to sustain its business and operations; and the Company’s ability to comply with environmental, health and safety laws.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

For further information on behalf of MAG Silver Corp., please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Email: info@magsilver.com